JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

June 26, 2012

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”); File Nos. 333-103022 & 811-21295 –
Post-Effective Amendment No. 212

Dear Mr. Di Stefano:

This letter is in response to the comments you provided to the Trust on June 12, 2012 with respect to the registration of new Class R6 Shares of the JPMorgan Emerging Markets Debt Fund (the “Fund”). As part of the Fund’s annual update effective July 1, 2012, the stand alone prospectus for Class R6 Shares of the Fund will be folded into the prospectus for the Fund’s existing Class R5 Shares (“Existing Share Class Prospectus”) We will incorporate the changes referenced below into the Existing Share Class Prospectus in a filing made pursuant to Rule 485(b) of the Securities Act of 1933 as amended (the “Rule”), which will become automatically effective on or around July 1, 2012 pursuant to the Rule.

Prospectus Comments

Fees and Expenses of the Fund

1.	Comment: The first footnote to the fee table indicates that other expenses and acquired fund fees and expenses are based on estimated amounts for the current fiscal year. Please delete the footnote as the Fund is an existing Fund and actual expenses are therefore available.

Response: The footnote will be deleted from the Fee Table in the Existing Share Class Prospectus.

The Fund’s Past Performance

2.	Comment: The introductory paragraph to the bar chart discloses that the returns shown are the returns of Class R5 Shares rather than Class R6 Shares because Class R6 Shares have not commenced operations. As required by Form N-1A, the disclosure should be included in a footnote rather than the introductory paragraph. Please also indicate in the footnote that returns for Class R6 Shares would be substantially similar to Class R5 Shares because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the Classes do not have the same expenses.

Response: As indicated above, the Class R6 prospectus will be folded into an existing share class prospectus. The Class R6 Prospectus will show performance for the Fund’s existing classes and therefore the footnote will no longer be necessary

More About the Fund

3.	Comment: In the “More About the Fund” section, the strategy disclosure indicates that the Fund may invest in mortgage TBAs. Please indicate whether such securities are used as part of the Fund’s principal investment strategies.

Response: We will revise the disclosure to indicate that Mortgage TBAs are not used as part of the Fund’s principal investment strategies.

4.	Comment: The “More About the Fund” section discloses the adviser’s process for overweighting and underweighting the Fund’s spread duration versus the Fund’s index. Please include this disclosure in the “Risk/Return Summary” as it seems to be an important part of the adviser’s investment process.

Response: Additional disclosure will be added to the Fund’s “Risk/Return Summary.”

5.	Comment: The “More About the Fund” section includes “Derivatives Risk.” Please change the derivatives risk to be specific to the Fund as required by the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute in a letter dated July 30, 2010 (“Derivatives Letter”).

Response: We believe the current disclosure appropriately discloses the risks of the Fund’s derivative strategies as required by the Derivatives Letter.

Statement of Additional Information (“SAI”) Comments

6.	Comment: The SAI includes a non-fundamental policy that provides, in part, that the Fund may not make short sales “other than short sales ‘against the box.’ ” In what circumstances would a Fund utilize short sales against the box?

Response: As indicated in the SAI, the Fund does not have a current intention of engaging in short sales against the box. However, the Fund does have the flexibility of utilizing the strategy in the future and could, for example, short a security it owns for hedging or risk management purposes.

In connection with your review of the Fund’s Post-Effective Amendments No. 212 to the Registration Statements filed by the Trust on April 27, 2012, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

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